Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust

We have examined management's assertion, included in the accompanying
Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds Trust (the
"Trust"), which is comprised of Dreyfus Emerging Markets Debt Local Currency
Fund and Dreyfus Equity Income Fund (collectively the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2011. Management is responsible for the
Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2011 and with respect to agreement of security purchases and sales, for the period from April 30, 2011 (the date of our last examination), through May 31, 2011:
1. Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.Reconciliation between the Funds' accounting records and the Custodian's records as of May 31, 2011 and verified reconciling items;
5.Confirmation of pending purchases for the Funds as of May 31, 2011 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.Agreement of pending sale activity for the Funds as of May 31, 2011 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Funds' trade tickets for five purchases and five sales or maturities for the period April 30, 2011 (the date of our last examination) through May 31, 2011, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70
Report") for the period April 1, 2010 to March 31, 2011 and noted no relevant findings were reported in the areas of Asset Custody and Control;
and
9.	We inquired of the Custodian who concurred that all control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from April 1, 2011 through May 31, 2011. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that The Dreyfus/Laurel Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2011 and from April 30, 2011 through May 31, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of The Dreyfus/Laurel Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
August 31, 2011

August 31, 2011


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Emerging Markets Debt Local Currency Fund and
Dreyfus Equity Income Fund, each a series of The Dreyfus/Laurel Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2011 and from April 30, 2011 through May 31, 2011.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2011 and from April 30, 2011 through May 31, 2011 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer